C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

Ref : BC/GH/CPP/09/039

BY AIRMAIL

3rd June, 2009

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

dlw 6/16

................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

RECEIVED

2009 JUN 16 A 7:55

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No. 82-3260

Annex A to Letter to the SEC
dated 3rd June, 2009 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Poll Results of Annual General Meeting held on 3rd June, 2009
Date : 3rd June, 2009
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

POLL RESULTS OF ANNUAL GENERAL MEETING HELD ON 3RD JUNE, 2009

The Board is pleased to announce that all the ordinary and special resolutions set out in the notice of AGM dated 27th April, 2009 have been duly passed by the Shareholders by way of poll at the AGM held on 3rd June, 2009.

Reference is made to the circular of C.P. Pokphand Co. Ltd. (the "Company") dated 27th April, 2009 (the "Circular") in relation to, among other things, the re-election of Directors, the Shares Issue Mandate, the Shares Repurchase Mandate and the Reduction of Share Premium. Unless the context otherwise requires, capitalized terms used herein shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that all the ordinary and special resolutions set out in the notice of AGM dated 27th April, 2009 have been duly passed by the Shareholders by way of poll at the AGM held on 3rd June, 2009.

As at the date of the AGM, there were 2,889,730,786 shares of the Company in issue and all the holders of which were entitled to attend and vote for or against the ordinary and special resolutions proposed at the AGM. No Shareholder eligible to attend the AGM was only entitled to vote against the ordinary and special resolutions at the AGM.

The Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as scrutineer for the AGM for the purposes of taking and monitoring the poll voting.

Details of the poll results in respect of the ordinary and special resolutions at the AGM are as follows:

ORDINARY RESOLUTIONS		FOR Votes (%)	AGAINST Votes (%)	Total number of votes
1.	To receive and consider the Audited Financial Statements, Report of the Directors and the Independent Auditors' Report for the year ended 31st December, 2008.	1,894,043,089 (99.62%)	7,170,000 (0.38%)	1,901,213,089
2.	(a) To re-elect Mr. Sumet Jiaravanon as a Director.	1,894,043,089 (99.62%)	7,170,000 (0.38%)	1,901,213,089
	(b) To re-elect Mr. Dhanin Chearavanont as a Director.	1,901,213,089 (100%)	0 (0%)	1,901,213,089
	(c) To re-elect Mr. Robert Ping-Hsien Ho as a Director.	1,901,213,089 (100%)	0 (0%)	1,901,213,089
	(d) To re-elect Mr. Soopakij Chearavanont as a Director.	1,894,043,089 (99.62%)	7,170,000 (0.38%)	1,901,213,089
	(e) To re-elect Mr. Narong Chearavanont as a Director.	1,894,043,089 (99.62%)	7,170,000 (0.38%)	1,901,213,089
	(f) To re-elect Mr. Sombat Deo-isres as a Director.	1,901,213,089 (100%)	0 (0%)	1,901,213,089
3.	To authorise the Board of Directors to fix the remuneration of the Directors.	1,901,213,089 (100%)	0 (0%)	1,901,213,089
4.	To re-appoint Ernst & Young as Auditors and authorise the Board of Directors to fix the remuneration of Auditors.	1,901,213,089 (100%)	0 (0%)	1,901,213,089
5A.	To grant to the Board of Directors a general mandate to allot, issue and otherwise deal with additional shares not exceeding 20 per cent of the issued share capital of the Company.	1,894,043,089 (99.62%)	7,170,000 (0.38%)	1,901,213,089
5B.	To grant to the Board of Directors a general mandate to repurchase shares not exceeding 10 per cent of the issued share capital of the Company.	1,901,213,089 (100%)	0 (0%)	1,901,213,089
5C.	To extend the share allotment mandate by the addition thereto of the Company repurchased by the Company.	1,894,043,089 (99.62%)	7,170,000 (0.38%)	1,901,213,089
SPECIAL RESOLUTION		**FOR** **Votes (%)**	**AGAINST** **Votes (%)**	**Total number of votes**
6.	To approve the reduction of share premium of the Company.	1,901,213,089 (100%)	0 (0%)	1,901,213,089

As more than 50% of the votes were cast in favour of each of the ordinary resolutions and not less than 75% of the votes were cast in favour of the special resolution, all of the resolutions set out above were duly passed as ordinary and special resolutions of the Company, respectively.

On behalf of the Board
Pang Siu Chik
Director

Hong Kong, 3rd June, 2009

As at the date of this announcement, the Board comprises twelve executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont and Mr. Pang Siu Chik and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.